Filed by Alight, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Foley Trasimene Acquisition Corp.

Commission File No. 001-39299

The following is an investor presentation that Alight Solutions LLC started using on June 15, 2021.

INVESTOR PRESENTATION Alight Solutions June 2021

Disclaimer Forward-Looking Statements COVID-19 on Alight’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of the This communication includes certain “forward-looking statements” that are provided for combined company’s common stock on the New York Stock Exchange following the illustrative purposes only and are not intended to serve as, and must not be relied on by proposed business combination; (7) the risk that the proposed business combination any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact disrupts current plans and operations as a result of the announcement and or probability. Foley Trasimene Acquisition Corp.’s (“Foley Trasimene”) and Tempo consummation of the proposed business combination; (8) the ability to recognize the Holding Company, LLC’s (“Alight”) actual results may differ from their expectations, anticipated benefits of the proposed business combination, which may be affected by, estimates, and projections and, consequently, you should not rely on these forward- among other things, competition, the ability of Alight to grow and manage growth looking statements as predictions of future events. Words such as “expect,” profitably, and retain its key employees; (9) costs related to the proposed business “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” combination; (10) changes in applicable laws or regulations; and (11) the possibility that “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar Foley Trasimene or Alight may be adversely affected by other economic, business, expressions (or the negative versions of such words or expressions) are intended to and/or competitive factors. The foregoing list of factors is not exclusive. Additional identify such forward-looking statements. These forward-looking statements include, information concerning certain of these and other risk factors is contained in Foley without limitation, Foley Trasimene’s and Alight’s expectations with respect to future Trasimene’s most recent filings with the SEC as well as in the Form S-4 (as defined performance and anticipated financial impacts of the proposed business combination, below) and the definitive proxy statement/prospectus/consent solicitation statement the satisfaction or waiver of the closing conditions to the proposed business filed in connection with the proposed business combination. All subsequent written and combination, and the timing of the completion of the proposed business combination. oral forward-looking statements concerning Foley Trasimene or Alight, the transactions These forward-looking statements involve significant risks and uncertainties that could described herein or other matters and attributable to Foley Trasimene, Alight or any cause the actual results to differ materially, and potentially adversely, from those person acting on their behalf are expressly qualified in their entirety by the cautionary expressed or implied in the forward-looking statements. Most of these factors are statements above. Readers are cautioned not to place undue reliance upon any outside Foley Trasimene’s and Alight’s control and are difficult to predict. Factors that forward-looking statements, which speak only as of the date made. Each of Foley may cause such differences include, but are not limited to: (1) the occurrence of any Trasimene and Alight expressly disclaims any obligations or undertaking to release event, change, or other circumstances that could give rise to the termination of the publicly any updates or revisions to any forward-looking statements contained herein to definitive business combination agreement (the “Agreement”); (2) the outcome of any reflect any change in their expectations with respect thereto or any change in events, legal proceedings that may be instituted against Foley Trasimene and/or Alight conditions, or circumstances on which any statement is based, except as required by following the announcement of the Agreement and the transactions contemplated law. therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Foley Trasimene, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of 2Disclaimer Forward-Looking Statements COVID-19 on Alight’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of the This communication includes certain “forward-looking statements” that are provided for combined company’s common stock on the New York Stock Exchange following the illustrative purposes only and are not intended to serve as, and must not be relied on by proposed business combination; (7) the risk that the proposed business combination any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact disrupts current plans and operations as a result of the announcement and or probability. Foley Trasimene Acquisition Corp.’s (“Foley Trasimene”) and Tempo consummation of the proposed business combination; (8) the ability to recognize the Holding Company, LLC’s (“Alight”) actual results may differ from their expectations, anticipated benefits of the proposed business combination, which may be affected by, estimates, and projections and, consequently, you should not rely on these forward- among other things, competition, the ability of Alight to grow and manage growth looking statements as predictions of future events. Words such as “expect,” profitably, and retain its key employees; (9) costs related to the proposed business “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” combination; (10) changes in applicable laws or regulations; and (11) the possibility that “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar Foley Trasimene or Alight may be adversely affected by other economic, business, expressions (or the negative versions of such words or expressions) are intended to and/or competitive factors. The foregoing list of factors is not exclusive. Additional identify such forward-looking statements. These forward-looking statements include, information concerning certain of these and other risk factors is contained in Foley without limitation, Foley Trasimene’s and Alight’s expectations with respect to future Trasimene’s most recent filings with the SEC as well as in the Form S-4 (as defined performance and anticipated financial impacts of the proposed business combination, below) and the definitive proxy statement/prospectus/consent solicitation statement the satisfaction or waiver of the closing conditions to the proposed business filed in connection with the proposed business combination. All subsequent written and combination, and the timing of the completion of the proposed business combination. oral forward-looking statements concerning Foley Trasimene or Alight, the transactions These forward-looking statements involve significant risks and uncertainties that could described herein or other matters and attributable to Foley Trasimene, Alight or any cause the actual results to differ materially, and potentially adversely, from those person acting on their behalf are expressly qualified in their entirety by the cautionary expressed or implied in the forward-looking statements. Most of these factors are statements above. Readers are cautioned not to place undue reliance upon any outside Foley Trasimene’s and Alight’s control and are difficult to predict. Factors that forward-looking statements, which speak only as of the date made. Each of Foley may cause such differences include, but are not limited to: (1) the occurrence of any Trasimene and Alight expressly disclaims any obligations or undertaking to release event, change, or other circumstances that could give rise to the termination of the publicly any updates or revisions to any forward-looking statements contained herein to definitive business combination agreement (the “Agreement”); (2) the outcome of any reflect any change in their expectations with respect thereto or any change in events, legal proceedings that may be instituted against Foley Trasimene and/or Alight conditions, or circumstances on which any statement is based, except as required by following the announcement of the Agreement and the transactions contemplated law. therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Foley Trasimene, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of 2

Disclaimer (cont'd.)

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (File No. 333-254801, as it may be amended or supplemented from time to time, the "Form S-4") has been filed by Alight, Inc., a Delaware corporation ("Alight Pubco"), with the SEC. The Form S-4 includes a proxy statement that was distributed to holders of Foley Trasimene's common stock in connection with Foley Trasimene's solicitation of proxies for the vote by Foley Trasimene's stockholders in connection with the proposed business combination and other matters as described in the Form S-4 and consent solicitation statements that were distributed to certain direct and indirect holders of Alight, as well as a prospectus of Alight Pubco relating to the offer of the securities to be issued in connection with the completion of the business combination. The Form S-4 was declared effective by the SEC on June 3, 2021, and on June 4, 2021, Foley Trasimene filed its definitive proxy statement and Alight Pubco filed its definitive prospectus with the SEC. Foley Trasimene commenced mailing of the definitive proxy statement to Foley Trasimene's stockholders on or about June 4, 2021. Each of Foley Trasimene and Alight Pubco will also file other relevant documents with the SEC regarding the proposed business combination. This document is not a substitute for the Form S-4, the definitive proxy statement, the definitive prospectus, or any other document that Foley Trasimene or Alight Pubco may file with the SEC. Foley Trasimene, Alight Pubco and Alight urge investors, stockholders and other interested persons to read the Form S-4, the definitive proxy statement and definitive prospectus, as well as any other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Alight Pubco, Foley Trasimene, and the proposed business combination. Such persons can also read Foley Trasimene's Annual Report on Form 10-K/A filed with the SEC on April 29, 2021 for additional information about Foley Trasimene, including a description of the security holdings of Foley Trasimene's officers and directors and their respective interests as security holders in the consummation of the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp., 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330.

Participants in the Solicitation

Foley Trasimene and Alight and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Foley Trasimene's stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Foley Trasimene's directors and executive officers in the Foley Trasimene's Annual Report on Form 10-K/A filed with the SEC on April 29, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Foley Trasimene's stockholders in connection with the proposed business combination is set forth in the definitive proxy statement/prospectus/consent solicitation statement for the proposed business combination. Information concerning the interests of Foley Trasimene's and Alight's participants in the solicitation, which may, in some cases, be different than those of Foley Trasimene's and Alight's equity holders generally, is set forth in the definitive proxy statement/prospectus/consent solicitation statement relating to the proposed business combination.

No Offer or Solicitation

This communication is for information purposes only and is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Foley Trasimene, Alight Pubco or Alight, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

3

The workforce is changing, and the future is all about the employee Healthcare Workforce Regulatory Total Wellbeing Globalization Affordability Mobility Compliance Healthcare 61% of workers 1 in 3 workers in 83% of companies 70+ updates deductibles growing cannot retire at alternative work are planning to passed since 8x faster than wages desired age arrangements expand globally, 50% Affordable of which use an Care Act external provider The pandemic has magnified and accelerated these trends Sources: Alight Solutions, Kaiser Family Foundation, WSJ, Upwork, Key Bank Capital Markets. 4The workforce is changing, and the future is all about the employee Healthcare Workforce Regulatory Total Wellbeing Globalization Affordability Mobility Compliance Healthcare 61% of workers 1 in 3 workers in 83% of companies 70+ updates deductibles growing cannot retire at alternative work are planning to passed since 8x faster than wages desired age arrangements expand globally, 50% Affordable of which use an Care Act external provider The pandemic has magnified and accelerated these trends Sources: Alight Solutions, Kaiser Family Foundation, WSJ, Upwork, Key Bank Capital Markets. 4

Alight's mission-critical solutions enrich employee well-being, helping global organizations achieve a high-performance culture

Enable financial security and wellness

Help consumers navigate the healthcare ecosystem

Support employers globally

Personalize benefits & payroll

70%
of the Fortune 100 and 50%+ of the Fortune 500 are Alight clients

30M+
employees and family members covered

14%
of U.S. work-force served

15yrs
avg. client tenure[1]

96%
avg. revenue retention[2]

Source: Company financials (December 31, 2020).
[1] Top 25 clients by revenue.
[2] Retention defined as prior year's active client revenue compared to the following year.

5

The Alight Worklife platform supports our integrated BPaaS offers

Our Business Process as a Service (BPaaS) model brings together SaaS capabilities and an automated service delivery model with data & AI, providing an integrated employee engagement platform to help clients manage their total cost of people while improving employees' total wellbeing. Our solutions deliver superior outcomes for clients and their employees with an associated guaranteed ROI.


1
2
3
4

Analytics and AI

- Visibility into multiple information sources
- Personalized and predictive, leveraging human and artificial intelligence
- Ability to provide industry insights and benchmarking
- Turn insights into action

Transaction engine

- Optimization and automation
- Highly configurable
- Changing behavior to improve costs and outcomes

Customer experience and engagement

- Seamless, frictionless interactions
- Single point of contact to access full suite of services

Integration

- Ability to integrate to external applications
- Access to external data to drive integrated insights
- Access to data via real-time API

6

Accelerating BPaaS growth with new product tiers in Health, driving better value and improved outcomes

2x revenue uplift

Core
Core benefits administration

TIER 1 – Broad recommendations

Comprehensive BPaaS:

- Broad benchmarking with personalized recommendations
- Digital navigation
- Personalized prompting

Starting offer for most clients

TIER 2 – Personalized recommendations

Comprehensive BPaaS with digital engagement:

- Pre-emptive claims-based recommendations & prompts
- Enhanced virtual assistants
- Intelligent decision support

Improved retention and market share growth

Tier 3 - TOTAL HEALTH

Comprehensive BPaaS plus total HR engagement and wellbeing with guaranteed outcomes. High tech & high touch full cycle management

BPaaS Bundle

BPaaS Solutions

7

Multiple levers to drive top-line growth

One Alight

alight

~$1.3B

Average uplift of 1.5x annual recurring revenue on bundled health BPaaS deals[1]

Every 10% increase in cross-sell equates to $130M in revenue

New logos

~$60B

Total addressable market of over $60B and just ~6% share in mid-market

Every 1% market share gain in the mid-market equates to $60M in revenue

M&A

~$20B

Proven track record of disciplined M&A and successful integrations

~$20B in new TAM, ~2,500 new clients, and ~2.5M+ participants added since 2017

New solutions

BPaaS expansion through new products, segments and geographies

Clinical navigation, benefits marketplace, and Next Best Dollar AI

[1] *Based on sold BPaaS bundles.*

8

Progress tracking well since January 2021 merger announcement

Financial

- 1Q21 revenue and adjusted EBITDA modestly ahead of expectations; strong bookings growth

TCV of total bookings



+15%
$284M
$327M
Q1'2020
Q1'2021

TCV of BPaaS bookings



+202%
$13M
$41M
Q1'2020
Q1'2021

Commercial

- Notable recent BPaaS wins with existing clients
  - **Dell:** Nurse Navigation, launched in May
  - **Westinghouse:** Global payroll for 20+ countries
- Built new logo sales team

Product/Technology

- Launched cloud-based Worklife platform 2Q21
- Nurse Navigation offering added 2Q21
- Mobile-first Worklife app going live for open enrollment this fall
- Next gen Health, Wealth and Payroll clouds launching 2H21

M&A

- Agreement to acquire Aon Retiree Health Exchange™
- Augments capabilities gained with Choice Health; significant overlap with existing Alight customers

9

Appendix 10 10Appendix 10 10

One Alight: Taking an enterprise lens to employee engagement and health, wealth, and payroll

One Alight competitive advantage

- **Deliver & administer personalized benefits**
- **Help consumers navigate the healthcare ecosystem**
- **Enable financial security and wellness**
- **Deliver scalable payroll**
- **Support employers & employees globally**

	Health administration	Medicare enrollment	Healthcare navigation	Wealth administration	Cloud payroll	Global payroll	HCM cloud advisory & deployment
	ADP BenefitFocus bswift businessolver Conduent Mercer Willis Towers Watson	eHealth GoHealth HPONE SelectQuote	Accolade Castlight Quantum Health	ADP Empower Retirement Fidelity Vanguard Voya	ADP onesource virtual	ADP sdworx TMF Visma | raet	accenture Deloitte. IBM
TAM	**~$8.8B**	**~$9.0B**	**~$8.3B**	**~$8.4B**	**~$17.5B**	**~$5.0B**	**~$3.3B**

Sources: Alight Solutions, NelsonHall, PwC Strategy&.

11

Solid and diversified customer base with multiple sources of upside

Long-term embedded contracts

3-5 year contract length

96% revenue retention[1]

~15 years avg. client tenure[2]

Highly recurring and diversified revenue profiles



Project-based
19 %
81 %
Recurring[3]



Other
13 %
Consumer & Retail
21 %
Financial Services
21 %
Energy & Industrials
20 %
Tech, Media & Telecom
13 %
Life Sciences & Health Care
12 %

Profitable and sustainable growth with significant and clear BPaaS benefit

Average uplift of 1.5x annual recurring revenue on bundled health BPaaS deals[4]

Bookings by 2023



BPaaS
50%
Non-BPaaS
50%

Transformation drives significant operating leverage



Employer solutions gross margin (%)
35%
40%
60%+
2021
2023
Long term



Adjusted EBITDA margin[5] (%)
22%
24%
30%+
2021
2023
Long term

Established platform with upside from M&A

Strong FCF generation and 3.0x net leverage ratio[6] to support opportunistic M&A

Large, global, and fragmented pool of acquisition targets

Proven ability to integrate and cross-sell new solutions to Alight's large clients (e.g., Compass)

Seasoned team and unique culture with ability to integrate and empower founders

Source: Company financials (December 31, 2020).
Note: See Appendix for non-GAAP reconciliation.
[1] Retention defined as prior year's active client revenue compared to the following year.
[2] Top 25 clients by revenue.
[3] Recurring revenue defined as Employer Solutions Subscription revenue plus Professional Services Subscription revenue (excluding impact of Hosted business).
[4] Based on sold BPaaS bundles.
[5] Adjusted EBITDA does not include public company and stock-based compensation costs.
[6] Calculated based on December 31, 2020 debt less anticipated debt paydown post-SPAC transaction and our trailing twelve month Lender Run Rate Adjusted EBITDA of $621 million.

12

Significant upside as BPaaS becomes a greater portion of mix BPaaS revenue 2017-2023E TCV of BPaaS bookings ($M) +202% $41M $13M Q1’2020 Q1’2021 $743M TCV of total bookings +15% $509M $327M $284M $363M $334M $88M Q1’2020 Q1’2021 $58M $158M BPaaS will accelerate implementation and revenue recognition 2017A 2018A 2019A 2020A 2021E 2022E 2023E Future Prospecting Sale/Signing Implementation 1 % BPaaS revenue Current: 12-18 months 3% 4% 7% 13% 13% 17% 23% 50%+ BPaaS: 6-9 months 1 Excludes hosted business. 13Significant upside as BPaaS becomes a greater portion of mix BPaaS revenue 2017-2023E TCV of BPaaS bookings ($M) +202% $41M $13M Q1’2020 Q1’2021 $743M TCV of total bookings +15% $509M $327M $284M $363M $334M $88M Q1’2020 Q1’2021 $58M $158M BPaaS will accelerate implementation and revenue recognition 2017A 2018A 2019A 2020A 2021E 2022E 2023E Future Prospecting Sale/Signing Implementation 1 % BPaaS revenue Current: 12-18 months 3% 4% 7% 13% 13% 17% 23% 50%+ BPaaS: 6-9 months 1 Excludes hosted business. 13

Revenue benefits, cost reductions support margin expansion


Gross margin
34.6%
(1.5%)
(1.6%)
(1.9%)
3.7%
33.4%
2.0%
2.0%
1.4%
38.7%
1
2
3
4
5a
5b
6
2019
Investments
M&A
COVID impact
Optimus & operating leverage
2021E
New BPaaS sales
BPaaS conversions (existing book)
Optimus & operating leverage
2023E
Revenue growth
7%
1%
10%

Phase 1	Phase 2
1 Investments: Technology and product investments ($38M)[1]	**5a** Launch of cloud platforms will drive reduced implementation time and ongoing costs through standardization
2 M&A: Integration of Hodges-Mace, NGA, and Choice Health at lower margins	**5b** Faster sales to revenue conversion with product licensing upfront
3 Covid impact: Covid impact on revenue ($95M)	**6** 30% reduction in cost to serve through standardized, pre-configured next-gen product suite – automated and self-serve capabilities & easier tooling
4 Optimus & operating leverage: One Alight delivery model driving efficiencies (net $92M)	

Source: Company financials (December 31, 2020).
Note: Revenue growth reflected on a year-over-year basis.
[1] Excludes $5M of capitalized investment.

14

Pro forma capital structure provides significant deleveraging and flexibility

- Pro forma net leverage ratio[1] of 3.0x; 45% debt reduction provides $100M+ annual interest expense savings
- Higher free cash flow enables continued investments in organic growth and strategic M&A
- Reviewing opportunity to increase revolver capacity, extend maturities, and lower borrowing margin

Current


$, in millions
24
636
226
1,530
1,976
2022
2023
2024
2025
2026
Revolver (Undrawn)²
Term loan
Bonds

Pro forma


$, in millions
24
226
300
1,976
2022
2023
2024
2025
2026
Revolver (Undrawn)²
Term loan
Bonds

Source: Company financials (December 31, 2020).

[1] Calculated based on December 31, 2020 debt less anticipated debt paydown post-SPAC transaction and our trailing twelve month Lender Run Rate Adjusted EBITDA of $621 million.

[2] Excluding Letters of Credit of $12M.

15

$7.3 billion Foley Trasimene transaction strengthens capital structure

Sources & uses ($M)

Sources	
SPAC cash in trust	$1,035
Forward purchase agreement	300
PIPE investment (incl. $250M from Cannae and $150M from FNF)	1,550
Existing Alight shareholders rollover equity	2,267
Rollover existing debt	2,276
Cash from balance sheet	448
Total sources	**$7,876**
Uses	
Debt paydown	$1,864
Cash consideration to existing Alight shareholders	1,000
Existing Alight shareholders rollover equity	2,267
Rollover existing debt	2,276
Cash to balance sheet	360
Estimated fees & expenses[1]	109
Total uses	**$7,876**

Pro forma ownership[1]



19.2%
5.6%
28.8%
4.3%
42.1%
Shares to SPAC
Shares to FPA
Shares to PIPE
Shares to sponsor
Rollover shares to existing shareholders

Foley Trasimene, Blackstone and Alight partnering to drive value

Note: See appendix for non-GAAP reconciliation.

[1]Assumes no redemptions. Share count includes 226.7 million seller shares, 103.5 million SPAC shares, 30.0 million FPA shares, 155.0 million PIPE shares (including 25.0 million PIPE shares to Cannae and 15.0 million PIPE shares to FNF) and 23.3 million founder shares. Excludes impact of 15.0 million seller earnout shares (50% earned at $12.50 and 50% earned at $15.00). Excludes impact of 59.6 million public, FPA and private placement warrants struck at $11.50 (including shares issued in respect of pre-business combination vested and unvested profits interests).

16

Financial summary

Summary revenue build 2017-2023E ($M)

		Historical				Projected	
$M, unless otherwise stated	**2017A**	**2018A**	**2019A**	**2020A**	**2021E**	**2022E**	**2023E**
Subscription	1,635	1,712	1,830	2,050	2,075	2,230	2,509
Project	302	284	271	237	245	238	240
Employer solutions revenue	**1,938**	**1,996**	**2,101**	**2,287**	**2,320**	**2,468**	**2,749**
growth%		*3.0%*	*5.3%*	*8.9%*	*1.4%*	*6.4%*	*11.4%*
Subscription	23	33	55	108	138	168	199
Project	118	165	230	260	262	273	287
Professional services	**141**	**198**	**284**	**368**	**400**	**441**	**486**
growth%		*39.8%*	*43.8%*	*29.6%*	*8.6%*	*10.3%*	*10.1%*
Revenue (ex-Hosted)	**2,079**	**2,193**	**2,385**	**2,656**	**2,720**	**2,909**	**3,235**
growth%		*5.5%*	*8.7%*	*11.4%*	*2.4%*	*7.0%*	*11.2%*
Plus: Hosted revenue	222	184	167	72	40	35	0
Total revenue	**2,301**	**2,378**	**2,552**	**2,728**	**2,760**	**2,945**	**3,235**
growth%		*3.3%*	*7.3%*	*6.9%*	*1.2%*	*6.7%*	*9.9%*
BPaaS	58	88	158	334	363	509	743
Non-BPaaS revenue	2,243	2,290	2,394	2,394	2,397	2,436	2,492
Total revenue	**2,301**	**2,378**	**2,552**	**2,728**	**2,760**	**2,945**	**3,235**
growth%		*3.3%*	*7.3%*	*6.9%*	*1.2%*	*6.7%*	*9.9%*

Source: Management model

17

Financial summary (cont'd.)

Key financial items 2017-2023E ($M)

	Historical				Projections		
$M, unless otherwise stated	**2017A**	**2018A**	**2019A**	**2020A**	**2021E**	**2022E**	**2023E**
Memo: Total revenue	*2,301*	*2,378*	*2,552*	*2,728*	*2,760*	*2,945*	*3,235*
Employer solutions		756	773	726	802	889	1,099
Professional services		51	67	106	124	139	154
Gross profit (ex-Hosted)		**807**	**840**	**832**	**926**	**1,028**	**1,252**
margin %		*36.8%*	*35.2%*	*31.3%*	*34.1%*	*35.3%*	*38.7%*
Plus: Hosted		44	44	3	(6)	(10)	0
Total gross profit		**851**	**883**	**834**	**921**	**1,017**	**1,252**
margin %		*35.8%*	*34.6%*	*30.6%*	*33.4%*	*34.5%*	*38.7%*
SG&A		(467)	(436)	(495)	(528)	(548)	(646)
Adjustments[1]		143	81	133	95	49	30
Adjusted EBIT		**527**	**528**	**473**	**488**	**518**	**636**
margin %		*22.2%*	*20.7%*	*17.3%*	*17.7%*	*17.6%*	*19.7%*
Adjusted EBITDA[2] (ex-Hosted)	**423**	**540**	**566**	**564**	**606**	**650**	**768**
margin%	*20.3%*	*24.6%*	*23.7%*	*21.2%*	*22.3%*	*22.3%*	*23.7%*
Plus: Hosted EBITDA	56	36	31	0	(6)	(10)	0
Adjusted EBITDA[2]	**479**	**576**	**596**	**564**	**600**	**640**	**768**
margin %	*20.8%*	*24.2%*	*23.4%*	*20.7%*	*21.7%*	*21.7%*	*23.7%*
Capex	(58)	(86)	(90)	(114)	(135)	(147)	(162)
Free cash flow	**$421**	**$490**	**$506**	**$450**	**$465**	**$493**	**$607**

Source: Management model

[1]Adjustments for stock-based compensation, transaction related expenses separation costs, non-recurring professional expenses transformation initiatives, restructuring and other.

[2]Projected Adjusted EBITDA for 2021-2023 excludes public company and stock-based compensation expenses.

18

Financial summary (cont'd.)

Reconciliation of historical financials

$M, unless otherwise stated	2017A	2018A	2019A	2020A
Net Income (Loss)	**$41**	**($21)**	**$22**	**($103)**
Interest expense, net	114	208	224	234
Income tax expense	34	17	16	9
Depreciation	50	49	68	91
Intangible amortization	142	180	185	200
GAAP EBITDA	**$381**	**$433**	**$515**	**$431**
Share-based compensation	*10*	*14*	*9*	*5*
1 **Adjusted EBITDA (pre-restructuring)**	**$391**	**$447**	**$524**	**$436**
Adjustments to Adjusted EBITDA				
2 Transaction-related expenses	36	1	0	0
3 Separation from Aon expenses	16	49	0	0
4 Non-recurring professional expenses	0	1	14	0
5 Transformation & Restructuring	28	52	37	85
6 Other	15	27	40	40
7 SEC Adjustment	(7)	(1)	(19)	3
Adjusted EBITDA	**$479**	**$576**	**$596**	**$564**

Source: Management model

Key commentary

1. Share based compensation awarded to employees
2. Includes expenses related to third-party consulting, financing costs, legal expenses and other incremental costs incurred to complete the separation
3. Expenses related to establishing Alight as a stand-alone company following the separation from Aon
4. Costs related to the postponed initial public offering
5. Severance, data center enhancement, and other charges related to the restructuring program that commenced in 2019
6. Expenses related to long term incentives, M&A and other activities
7. SEC adjustment made to comply with PCAOB audit standards for historical periods

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Reconciliation of projected adjusted EBITDA

Reconciliation of projected financials

$M, unless otherwise stated	2021E	2022E	2023E
Net Income (Loss) pre-SBC[1]	**$9**	**$121**	**$221**
Interest expense, net[2]	112	112	111
Cost to extinguish debt[3]	76	0	0
Income tax expense	3	42	78
Intangible amortization	201	201	201
Depreciation	112	122	132
Unadjusted EBITDA[4]	**$513**	**$598**	**$743**
Adjustments to EBITDA			
1 LTIP Compensation	14	16	25
2 IT Optimus Investment	28	26	0
Adjusted EBITDA (pre-restructuring adjustments)[4]	**$555**	**$640**	**$768**
Adjustments to Adjusted EBITDA			
3 Transformation & Restructuring	44	0	0
4 Other	1	0	0
5 SEC Adjustment	0	0	0
Adjusted EBITDA[4]	**$600**	**$640**	**$768**
3 ***Restructuring Detail***			
Severance	*35*	*0*	*0*
Advisor Costs	*4*	*0*	*0*
Real Estate	*5*	*0*	*0*
IBM Write-Off	*0*	*0*	*0*
M&A	*0*	*0*	*0*

Key commentary

1. Projections exclude SBC; LTIP compensation program will continue to impact earnings per share going forward
2. Expenses related to the Optimus restructuring program, including:
   - Consolidation of case management tools driving improved client engagement
   - Write-downs of AI technology that is being replaced under new strategy
   - Costs associated with moving to the Cloud
3. - Severance, M&A integration and other charges related to the restructuring program that commenced in 2019
4. - Expenses related to M&A and other activities
5. SEC adjustment made to comply with PCAOB audit standards for historical periods

Source: Management model

Note: Excludes incremental costs relating to management and administration as a publicly listed entity.

[1]Net income before tax-affected SBC at tax rate 26% in 2021E-2023E; projected SBC has no dilutive impact on pro forma transaction.

[2]Reflects estimated impact of annualized pro forma interest rates for 2021E as well as swap breakage costs arising from the transaction. A 0.125% variance in the weighted-average variable interest rates would result in a ~$3M change in income before income taxes annually. Actual interest rates may vary from those depicted.

[3]Based on analysis of the treatment for the extinguishment of current TL/unsecured debt and hedges, excluding bond repurchase costs.

[4]Excludes public company and stock-based compensation expenses.

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